NORTHERN LIGHTS FUND TRUST

Emile R. Molineaux

Secretary

Direct Telephone: (631) 470-2616

Fax: (631) 470-2701

E-mail: emilem@geminifund.com

June 27, 2007

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn : Laura Hatch, Senior Attorney

(202) 551-6957

RE:

Northern Lights Fund Trust (the “Registrant”)

on behalf of the

Ladenburg Thalmann Gaming and Casino Fund (the Fund”)

File Nos. 333-122917 and 811-21720

Dear Ms. Hatch:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Jennifer Farrell on June 25, 2007, with respect to the registration statement on Form N-1A for the Fund filed with the Securities and Exchange Commission on May  23, 2007 (the “Prospectus” and “SAI”) and the Fund’s Annual Report filed on April 11,  2007 (the “Annual Report”).

Your comments are set forth below, and each is followed by the Registrant’s response.

Prospectus

Comment: 1	Under “When Redemptions are Sent,” shareholders should not have to resubmit a redemption request.
Response:

The prospectus was revised as follows:

“The redemption proceeds normally will be sent by mail or by wire within three business days after receipt of a request in “good order.”  If you purchase shares using a check and soon after request a redemption, your redemption request will not be processed until the check used for your purchase has cleared (usually within 10 days).

SAI

Comment: 1	Under the “Management” section in the Trustees and Officers table, the age should be provided not the year of birth.
Response:	The Trustees and Officers ages will be inserted.

Annual Report

Comment: 1	The S&P 500 Index cannot be used as ‘price only.’ The S&P 500 Total Return Index may be used in comparisons instead.
Response:	Going forward the S&P 500 Total Return Index will be used.
Comment: 2	Under “Supplemental Information” in the Trustees and Officers table, the age should be provided not the year of birth.
Response:	Going forward, the Trustees and Officers ages will be provided.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2616 if you should require any further information.

Sincerely,

_/s/ Emile R. Molineaux

Endnotes

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